EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net Income	$0.6	$0.5	$11.3	$9.2
Less: Dividend Requirements on Preferred Stock	—	—	—	0.1

Net Income Applicable to Common Stock	$0.6	$0.5	$11.3	$9.1

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,777	13,707	13,765	12,318

Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	2	2	3

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,780	13,709	13,767	12,321

Earnings Per Share – Basic and Diluted	$0.04	$0.03	$0.82	$0.74